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                                               FILED PURSUANT TO RULE 424(b)(3).
                                                       REGISTRATION NO. 33-91070

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 8, 1996)

                           COLONIAL PROPERTIES TRUST
                 DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

                 600,000 COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $.01 PER SHARE

                               ------------------

    This prospectus supplement describes revisions to certain portions of the prospectus dated October 8, 1996 (the "Prospectus") relating to the Colonial Properties Trust Dividend Reinvestment and Share Purchase Plan (the "Plan"). These revisions have been made to reflect changes to the Plan's pricing terms. As used in the Prospectus and in this prospectus supplement, the "Reinvestment Date" is the date on which an investment of dividends or distributions occurs or commences. During months in which a dividend is paid, the "Cash Investment Date" is the Reinvestment Date. In other months, the "Cash Investment Date" is the tenth day of the month or, if that day is not a day on which the New York Stock Exchange is open for trading (a "Trading Day"), the preceding Trading Day.

    IF YOU WOULD LIKE TO RECEIVE A COPY OF THE ENTIRE PROSPECTUS, PLEASE CONTACT US AT:

       COLONIAL PROPERTIES TRUST

       ATTENTION: INVESTOR RELATIONS

       2101 SIXTH AVENUE NORTH, SUITE 750

       BIRMINGHAM, AL 35203

       TELEPHONE NUMBER: (205) 250-8700

COVER PAGE:

    On the cover page of the Prospectus, the third sentence in the second paragraph has been replaced with the following sentence:

    The purchase price of the Common Shares purchased directly from the Company will be equal to 95% of the average of the high and low sale prices of the Common Shares as reported on the New York Stock Exchange (or other relevant trading market) for each of the ten Trading Days immediately preceding the applicable Reinvestment Date (as defined in this Prospectus) or Cash Investment Date (as defined in this Prospectus), provided that the price per Common Share must be at least 95% of the closing price of the Common Shares on the applicable Reinvestment Date or Cash Investment Date.

                            ------------------------

           The date of this Prospectus Supplement is October 9, 1998
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ADVANTAGES AND DISADVANTAGES TO PARTICIPANTS

    4. WHAT ARE THE DISADVANTAGES OF THE PLAN?

    A new answer (d) has been added to question number 4:

    (d) The price per share for Common Shares purchased from the Company for Participants will reflect a discount of 5% from the average of the high and low sale prices of the Common Shares on the New York Stock Exchange for each of the ten Trading Days preceding the date of purchase, provided that the purchase price may not be less than 95% of the closing price of the Common Shares on the date of purchase. Where the average price of the Common Shares during the ten preceding Trading Days is sufficiently higher than the price of the Common Shares on the date of purchase, the purchase price may be greater than the market price of the Common Shares on the date of purchase.

PURCHASES

    16. WHAT WILL BE THE PRICE OF THE COMMON SHARES PURCHASED UNDER THE PLAN?

    The first paragraph of the answer to question number 16 has been replaced with the following paragraph:

    The price per Common Share purchased from the Company under the Plan will be equal to 95% of the average of the high and low sale prices of the Common Shares as reported on the New York Stock Exchange (or other relevant trading market) for each of the ten Trading Days immediately preceding the applicable Reinvestment Date or Cash Investment Date, provided that in no event will the price per Common Share be less than 95% of the closing price of the Common Shares as reported on the New York Stock Exchange on the applicable Reinvestment Date or Cash Investment Date. If there are no sales of Common Shares on one or more of the ten Trading Days prior to the date of purchase, the average will be based on the high and low sale prices on those days within the ten Trading Day period on which the Common Shares do trade.

FEDERAL INCOME TAX CONSEQUENCES TO PARTICIPANTS

    29. WHAT ARE THE INCOME TAX CONSEQUENCES FOR SHAREHOLDERS OF PARTICIPATION IN THE PLAN?

    The first two sentences of the first paragraph of the answer to question number 29 have been replaced with the following:

    In the case of Common Shares purchased by the Plan Administrator from the Company with reinvested dividends, a shareholder will be treated for federal income tax purposes as having received a distribution (with respect to Common Shares) equal to the fair market value on the Reinvestment Date of the Common Shares credited to the shareholder's Plan account. The amount of the distribution deemed to have been received may exceed the amount of the cash dividend that was reinvested, due to the 5% discount described under Question 16.

    The second sentence of the fourth paragraph of the answer to question number 29 has been replaced with the following sentence:

    The fair market value of the Common Shares on the Cash Investment Date may exceed the actual purchase price of the Common Shares purchased from the Company due to the 5% discount described under Question 16.

    30. WHAT ARE THE INCOME TAX CONSEQUENCES FOR UNITHOLDERS OF PARTICIPATION IN THE PLAN?

    The second sentence of the second paragraph has been replaced with the following sentence:

    The fair market value of the Common Shares on the Reinvestment Date or the Cash Investment Date may exceed the purchase price of the Common Shares purchased from the Company due to the 5% discount described under Question 16.

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